Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2016	December 31, 2015
Assets
Current
Cash		$53	$2
Accounts receivable		134	154
Other		35	42
Deferred funding assets	3	78	63
Risk management	9	44	44
Assets held for sale	4	182	—

		526	305

Non-current
Deferred funding assets	3	135	168
Exploration and evaluation assets	5	204	243
Property, plant and equipment	6	4,741	5,145
Risk management	9	8	63

		5,088	5,619

Total assets		$5,614	$5,924

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$290	$380
Current portion of long-term debt	7	275	222
Decommissioning liability	8	24	21
Risk management	9	5	3
Liabilities related to assets held for sale	4	38	—

		632	626
Non-current
Long-term debt	7	1,583	1,718
Decommissioning liability	8	345	376
Risk management	9	7	—
Deferred tax liability		208	266
Other non-current liabilities		2	3

		2,777	2,989

Shareholders’ equity
Shareholders’ capital	10	8,994	8,994
Other reserves		94	92
Deficit		(6,251)	(6,151)

		2,837	2,935

Total liabilities and shareholders’ equity		$5,614	$5,924

See accompanying notes to the unaudited interim consolidated financial statements.

Basis of presentation (Note 2a)

Subsequent event (Note 4)

Commitments and contingencies (Note 12)

PENN WEST FIRST QUARTER 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Loss

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2016	2015
Oil and natural gas sales and other income		$191	$311
Royalties		(7)	(37)

		184	274

Risk management gain	9	8	52

		192	326

Expenses
Operating		95	162
Transportation		11	11
General and administrative		14	22
Restructuring		6	2
Share-based compensation	11	3	—
Depletion, depreciation and impairment	6	264	181
Gain on dispositions	6	(1)	—
Foreign exchange loss (gain)	7	(89)	174
Financing	7	40	37
Accretion	8	7	9

		350	598

Loss before taxes		(158)	(272)

Deferred tax recovery		(58)	(24)

Net and comprehensive loss		$(100)	$(248)

Net loss per share
Basic		$(0.20)	$(0.49)
Diluted		$(0.20)	$(0.49)
Weighted average shares outstanding (millions)
Basic	10	502.2	501.4
Diluted	10	502.2	501.4

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2016	2015
Operating activities
Net loss		$(100)	$(248)
Depletion, depreciation and impairment	6	264	181
Gain on dispositions	6	(1)	—
Accretion	8	7	9
Deferred tax recovery		(58)	(22)
Share-based compensation	11	2	1
Unrealized risk management gain	9	64	23
Unrealized foreign exchange loss (gain)	7	(89)	168
Decommissioning expenditures	8	(2)	(11)
Change in non-cash working capital		(26)	55

		61	156

Investing activities
Capital expenditures		(18)	(191)
Property dispositions (acquisitions), net		33	1
Change in non-cash working capital		(32)	(78)

		(17)	(268)

Financing activities
Increase in long-term debt	7	7	189
Repayments of senior notes	7	—	(85)
Realized foreign exchange loss on repayments	7	—	6
Dividends paid		—	(60)

		7	50

Change in cash		51	(62)
Cash, beginning of period		2	67

Cash, end of period		$53	$5

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(100)	(100)
Share-based compensation	11	—	2	—	2

Balance at March 31, 2016		$8,994	$94	$(6,251)	$2,837

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(248)	(248)
Share-based compensation	11	—	1	—	1
Issued to dividend reinvestment plan	10	10	—	—	10
Dividends declared	10	—	—	(5)	(5)

Balance at March 31, 2015		$8,993	$90	$(3,743)	$5,340

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

The accompanying interim consolidated financial statements have been prepared on a going concern basis, which asserts that the Company has the ability to realize its assets and discharge its liabilities and commitments in the normal course of business as they become due.

If the current low commodity price environment continues, the Company anticipates it will not be in compliance with certain of its existing financial covenants by the end of the second quarter of 2016, specifically the Senior Debt/Total Debt to EBITDA covenant. The Company is engaged in negotiations with its lenders to amend these financial covenants prior to the end of the second quarter of 2016, which if successful will mitigate the risk of default in 2016 and further into the future at prevailing commodity price levels. In order to reduce this risk of default, the Company is continuing to pursue additional property dispositions and is considering several other options which include obtaining additional sources of capital from strategic investors.

As it is uncertain that the Company will be in compliance with its existing financial covenants at the end of the second quarter of 2016 or that the Company will be successful in amending the agreements with its lenders by the end of the second quarter of 2016 or in pursuing other options, there is a material uncertainty that casts substantial doubt in the Company’s ability to continue as a going concern. These financial statements do not include adjustments in the carrying values of the assets and liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2015.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on May 13, 2016.

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	March 31, 2016	December 31, 2015
Peace River Oil Partnership	$131	$149
Cordova Joint Venture	82	82

Total	$213	$231

Current portion	$78	$63
Long-term portion	135	168

Total	$213	$231

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	March 31, 2016	December 31, 2015
Assets held for sale
Working capital	$7	$—
Property, plant and equipment	175	—

	$182	$—
Liabilities related to assets held for sale
Working capital	$11	$—
Decommissioning liability	27	—

	$38	$—

As a result of entering into a definitive sales agreement during the first quarter of 2016, at March 31, 2016, the Company classified certain assets located in the Slave Point area of Northern Alberta as assets held for sale. Subsequent to quarter-end, on April 15, 2016, the Slave Point disposition closed for total proceeds of $148 million, subject to closing adjustments.

On March 31, 2016, these assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in an impairment loss of $96 million ($132 million before-tax), of which $69 million ($94 million before-tax) related to PP&E properties and $27 million ($38 million before-tax) was related to E&E properties. The impairment expense has been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Loss.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

5. Exploration and evaluation (“E&E”) assets

	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$243	$505
Capital expenditures	—	10
Expense	—	(7)
Impairment	(38)	(252)
Transfers to PP&E	(1)	(13)

Balance, end of period	$204	$243

As outlined in Note 4, the Company recorded $27 million of E&E impairment ($38 million before-tax) as a result of classifying certain assets as assets held for sale. These calculations were based on the proceeds from the signed sales agreements that were entered into in late March 2016.

6. Property, plant and equipment (“PP&E”)

Cost	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$16,210	$17,456
Capital expenditures	18	460
Joint venture, carried capital	16	31
Acquisitions	—	7
Dispositions	(60)	(1,539)
Transfers from E&E	1	13
Transfers to assets held for sale	(419)	—
SR&ED tax credits	—	(29)
Net decommissioning dispositions	(6)	(189)

Balance, end of period	$15,760	$16,210

Accumulated depletion and depreciation	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$11,065	$9,550
Depletion and depreciation	132	667
Impairments	94	1,700
Transfers to assets held for sale	(244)	—
Dispositions	(28)	(852)

Balance, end of period	$11,019	$11,065

Net book value	March 31, 2016	December 31, 2015
Total	$4,741	$5,145

In 2016, Penn West recorded gains on dispositions of $1 million (2015 - nil).

As outlined in Note 4, the Company recorded $69 million of PP&E impairment ($94 million before-tax) as a result of classifying certain assets as assets held for sale. These calculations were based on the proceeds from the signed sales agreements that were entered into in late March 2016.

Impairments have been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Loss.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

7. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		March 31, 2016	December 31, 2015
2007 Notes	US$194	2016 – 2022	7.86%		$251	$268
2008 Notes	US$334, CAD$30	2016 – 2020	8.24%		464	492
UK Notes	£34	2018	6.95	%(2)	64	71
2009 Notes	US$64(3), £14, €6	2016 – 2019	10.53	%(4)	119	126
2010 Q1 Notes	US$148	2016 – 2025	7.68%		192	205
2010 Q4 Notes	US$121, CAD$27	2016 – 2025	6.94%		185	195
2011 Notes	US$76, CAD$16	2016 – 2021	6.49%		114	121

Total senior secured notes					1,389	1,478
Syndicated bank facility advances					469	462

Total long-term debt					$1,858	$1,940

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.95 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 9).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 11.15 percent and 11.22 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 9).

There were no senior notes issued in either 2016 or 2015.

The split between current and non-current long-term debt is as follows:

	March 31, 2016	December 31, 2015
Current portion	$275	$222
Long-term portion	1,583	1,718

Total	$1,858	$1,940

Additional information on Penn West’s senior notes is as follows:

	March 31, 2016	December 31, 2015
Weighted average remaining life (years)	2.8	3.1
Weighted average interest rate (1)	7.9%	7.6%

(1)	Includes the effect of cross currency swaps (refer to Note 9).

At March 31, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At March 31, 2016, the Company had $686 million of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. At March 31, 2016, 25 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $45 million were outstanding on March 31, 2016 (December 31, 2015 – $49 million) that reduce the amount otherwise available to be drawn on the syndicated bank facility.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet. The split between realized and unrealized foreign exchange is as follows:

	Three months ended March 31
	2016	2015
Realized foreign exchange loss on debt maturities	$—	$(6)
Unrealized foreign exchange gain (loss)	89	(168)

Foreign exchange gain (loss)	$89	$(174)

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and Senior Debt and Total Debt to Capitalization, as more specifically defined in the applicable lending agreements. At March 31, 2016, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During 2015, Penn West had closed $800 million in asset dispositions with the proceeds used for debt prepayments to its noteholders and syndicated bank facility.

As a result of the continued low commodity price environment, if current strip pricing continues, the Company anticipates it will not be in compliance with certain of its existing financial covenants by the end of the second quarter of 2016. The Company is engaged in negotiations with its lenders to amend these financial covenants prior to the end of the second quarter of 2016, which if successful will mitigate the risk of default in 2016 and further into the future at prevailing commodity price levels. In order to reduce this risk of default, the Company is continuing to pursue additional property dispositions and is considering several other options which include obtaining additional sources of capital from strategic investors.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

8. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2015 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (December 31, 2015 – 7.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	March 31, 2016	December 31, 2015
Current portion	$24	$21
Long-term portion	345	376

Total	$369	$397

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$397	$585
Net liabilities disposed (1)	(1)	(61)
Increase (decrease) in liability due to change in estimate	(5)	(128)
Liabilities settled	(2)	(36)
Transfers to liabilities for assets held for sale	(27)	—
Accretion charges	7	37

Balance, end of period	$369	$397

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

9. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At March 31, 2016, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $1.3 billion (December 31, 2015 – $1.4 billion) compared to the carrying value of $1.4 billion (December 31, 2015 – $1.5 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at March 31, 2016 and December 31, 2015, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$104	$114
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(3)	13
Electricity swaps	1	6
Foreign exchange forwards	(46)	(47)
Cross currency swaps	(16)	18

Total fair value, end of period	$40	$104

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

Penn West had the following financial instruments outstanding as at March 31, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Apr/16 – Dec/16	$3.05/mcf	$6
AECO Swaps	4,700 mcf/d	Apr/16 – Dec/16	$2.69/mcf	1

Crude Oil
WTI Swaps	2,000 bbl/d	Apr/16 – Jun/16	$68.25/bbl	3
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$66.05/bbl	1
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$67.05/bbl	1
WTI Swaps	5,000 bbl/d	Apr/16 – Dec/16	$72.08/bbl	28
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$69.37/bbl	3

Electricity swaps
Alberta Power Pool	25 MW	Apr/16 – Dec/16	$49.90/MWh	(3)

Crude oil assignment
18 – month term	10,000 boe/d	Apr/16 – May/16	Differential WCS (Edm) vs. WCS (USGC)	1
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$25	2017	1.000 CAD/USD	7
Short-term (< 1 year)	US$30	2016	1.402 CAD/USD	(2)

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(7)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$40

Based on March 31, 2016 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $3 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

The components of risk management on the Statement of Income (Loss) are as follows:

	Three months ended March 31
	2016	2015
Realized
Settlement of commodity contracts/assignment	$38	$11
Monetization of commodity contracts	2	18
Settlement of foreign exchange contracts	—	2
Monetization of foreign exchange contracts	32	44

Total realized risk management gain (loss)	72	75

Unrealized
Commodity contracts	(2)	(25)
Electricity swaps	1	(4)
Crude oil assignment	(1)	(3)
Foreign exchange contracts	(46)	6
Cross-currency swaps	(16)	3

Total unrealized risk management loss	(64)	(23)

Risk management gain	$8	$52

Operating costs for the three months ended March 31, 2016 include a realized loss of $2 million (2015 – $5 million loss) on electricity contracts.

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes. At March 31, 2016, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$30	2016	1.402 CAD/USD
Buy US$25	2017	1.000 CAD/USD

Liquidity risk

Refer to Note 7 for a discussion on liquidity risk.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

10. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2015	497,320,087	$8,983
Issued on exercise of equity compensation plans (1)	—	1
Issued to dividend reinvestment plan	4,843,076	10

Balance, December 31, 2015	502,163,163	8,994
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, March 31, 2016	502,162,988	$8,994

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2016	2015
Basic and Diluted	502.2	501.4

For the first quarter of 2016, 12.5 million shares (March 31, 2015 – 18.3 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

11. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers.

Under the terms of the plan, at March 31, 2016, the number of options reserved for issuance under the Option Plan shall not exceed 5.25 percent of the aggregate number of issued and outstanding common shares of Penn West. Subsequent to quarter-end, in May 2016, the Option Plan was amended by the Board of Directors so that the number of options reserved for issuance under the Option Plan shall not exceed 4.25 percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Three months ended March 31, 2016		Year ended December 31, 2015
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,595,728	$10.21	14,460,158	$13.91
Granted	3,515,950	1.20	5,122,600	1.85
Forfeited/ Expired	(1,592,984)	20.11	(8,987,030)	11.39

Outstanding, end of period	12,518,694	$6.09	10,595,728	$10.21

Exercisable, end of period	4,575,632	$11.49	3,907,426	$17.21

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2016	2015
Average fair value of options granted (per share)	$0.54	$0.65
Expected life of options (years)	4.0	4.0
Expected volatility (average)	61.0%	39.7%
Risk-free rate of return (average)	0.6%	0.7%
Dividend yield	nil	1.9%

Restricted Share Unit (“RSU”) plan

Penn West has a RSU plan whereby Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of units (each of which notionally represents a common share) that vest over a three-year period. In March 2016, the Board approved that the consideration can now be paid in either cash or shares at their discretion on new grants. The Company believes that future consideration will be in the form of shares purchased on the open market at prevailing market prices. Consideration on all previous grants prior to March 2016 will be paid in cash.

If the service requirements are met, the cash consideration paid is based on the number of units vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date. If the consideration is provided in shares, each outstanding RSU would be exchanged for one common share.

As consideration can now be in the form of cash or shares, all grants subsequent to March 2016 will be accounted for based on the equity method.

RSU plan (number of shares equivalent)	Three months ended March 31, 2016	Year ended December 31, 2015
Outstanding, beginning of period	6,325,954	3,166,476
Granted	11,257,220	9,156,290
Vested	(2,143,513)	(1,281,077)
Forfeited	(641,563)	(4,715,735)

Outstanding, end of period	14,798,098	6,325,954

Outstanding – liability method	3,811,548	6,325,954
Outstanding – equity method	10,986,550	—

The fair value of the RSU plan units under the equity method used the following weighted average assumptions:

	Three months ended March 31
	2016	2015
Average fair value of units granted (per unit)	$1.20	$—
Expected life of units (years)	3.0	—
Expected forfeiture rate	19.0%	—
Dividend yield	nil	—

At March 31, 2016, RSU plan obligations of $5 million were classified as a current liability (December 31, 2015 – $3 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2015 – $2 million) included in other non-current liabilities.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU plan. At March 31, 2016, 569,143 DSUs (December 31, 2015 – 457,398) were outstanding and $1 million was recorded as a current liability (December 31, 2015 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Three months ended March 31, 2016	Year ended December 31, 2015
Outstanding, beginning of period	1,622,881	771,020
Granted	2,316,000	1,483,000
Vested	(129,881)	(294,567)
Forfeited	—	(336,572)

Outstanding, end of period	3,809,000	1,622,881

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At March 31, 2016, $1 million was classified as a non-current liability (December 31, 2015 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RSU plan (RSU’s granted after March 2016), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU plan on units granted prior to March 2016, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Three months ended March 31
	2016	2015
Options	$1	$1
RSU plan – liability method	1	(1)
RSU plan – equity method	1	—

Share-based compensation	$3	$—

The share price used in the fair value calculation of the RSU plan liability method, PSU and DSU obligations at March 31, 2016 was $1.20 (March 31, 2015 – $2.09). Share-based compensation related to the DSU and PSU was insignificant in both periods.

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

PENN WEST FIRST QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17